JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

June 8, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention: Ruairi Regan

Re:

Mindesta Inc.

Annual Report on Form 10-K

Filed April 14, 2015

Current Report on Form 8-K

Filed September 11, 2014

File No. 000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated May 5, 2015.

1.

With respect to comment No. 1, we have expanded our disclosure to include governmental regulation in Canada.

2.

With respect to comment No. 2 we have identified the material terms of the consulting agreements and have attached each as an exhibit to the amended filing.

3.

With respect to comment No. 3, and the disclosure required by Item 405 of Regulation S-K, we have updated the filing to include the required disclosure regarding beneficial ownership of the Company’s common stock.

4.

With respect to comment No. 4, and the summary compensation table: we have included compensation paid in the form of equity awards and stock options.

5.

With respect to comment No. 5, we have included the 5,000,000 shares of common stock issuable to Ms. Letellier as beneficially owned by Ms. Letellier.

6.

With respect to comment No. 6 and disclosures regarding related party transactions, we have disclosed the related party transactions as identified in Footnote 5 of the financial statements.

7.

With respect to comment No. 7, we have identified Ms. Letellier as our chief financial officer and chief accounting officer.

8.

With respect to comment No. 8, the accounting treatment with respect to the liability to issue common stock, we provide the following analysis:

FASB ASC 505 states provides the following guidance with respect to recognition and measurement of equity compensation granted to non-employees:

505-50-25-6 A grantor shall recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as services are received. A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services. Nevertheless, the goods or services themselves are not recognized before they are received.

505-50-25-7, If fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments) then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 505-50-45-1) depends on the specific facts and circumstances. Section 505-50-30 provides guidance on the determination of the measurement date for transactions that are within the scope of this Subtopic.

The Company entered into contracts with various consultants to receive services from the consultants over periods ranging from one to two years. According to the terms of the contracts, the consultants were granted fully vested, non-forfeitable common shares as compensation. Additionally, the contract terms explicitly stated that if the common shares were not issued the shares would be deemed to be issuable and the Company would be required to report them as such in the Company’s financial statements. Accordingly, a measurement date was determined to be reached as at the date of the contracts under ASC 505-50-25-7.

As the Company was to receive the services over periods of one to two years, a prepaid asset was recognized in accordance with ASC 505-50-25-7. This transaction was recorded in the Company accounting records as follows:

Debt Prepaid expenses	1,806,250
Credit Liability to issue common shares	1,806,250

The prepaid asset was amortized to reflect services rendered to the Company to December 31, 2014. The remaining amount of $1,575,761 represents the prepaid portion of services to be received from January 1, 2015 to October 2016, which resulted in a current and long-term presentation of the prepaid asset.

The Company had incurred an obligation to its consultants at the date the contracts were signed and recorded a liability based on the fair value of the common shares to be issued as at this date, the measurement date, being the date that the fully vested, none forfeitable equity instruments were granted.

FASB ASC 815-40 Contracts in Entity’ own Equity contains the following recognition guidance:

ASC 815-40-25-10 Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in the preceding two paragraphs and paragraphs 815-40-55-2 through 55-6), all of the following conditions must be met for a contract to be classified as equity:

a. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

e. No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

Paragraphs 815-40-25-39 through 25-42 explain the application of these criteria to conventional convertible debt and other hybrid instruments.

At the time the Company negotiated and entered into contracts to issue common shares for services the Company did not have sufficient authorized and unissued shares to settle the contracts. On October 1, 2014 the Company executed a directors resolution to increase the authorized capital of the Company to 300,000,000 common shares, which created sufficient authorized and unissued common shares to settle the contracts, however as at December 31, 2014 and to the date of issuance of the financial statements in April 2015, the common shares issuable to the consultants had yet to be issued. As it was not determinable when the common shares would be eventually issued, there was some uncertainty as to whether the Company would still have sufficient authorized and unissued common shares to settle the contracts. Accordingly the obligation to issue common shares was classified as a liability.

ASC 815-40—35-4 states that:

35-4 All other contracts classified as assets or liabilities under Section 815-40-25 shall be measured subsequently at fair value, with changes in fair value reported in earnings and disclosed in the financial statements as long as the contracts remain classified as assets or liabilities.

At December 31, 2014, the obligation to issue common shares was re-measured at the publicly quoted trading price of the Company’s common stock on December 31, 2014. The gain on contracts settled through shares was calculated as the difference between the measurement date value of the obligation to issue common shares and the fair value of the obligation to issue common shares as at December 31, 2014 calculated with respect to the publicly quoted market price of the common shares to be issued.

The entry to record this was:

Debit Liability to issue common shares	900,000
Credit Gain on Contracts settled through common shares	900,000

While preparing the accounting entries to reflect the transaction, we did note, through review of other SEC filings, that a similar accounting treatment for an obligation to issue common stock was adopted by Originclear Inc. (10-K for the year ended December 31, 2014), Proteonomix Inc. (10-K for the year ended December 31, 2011), and Bioneutral Group, Inc. (10-K for the year ended October 31, 2011).

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein, counsel

MINDESTA, INC.

(Stationary)

June 8, 2015

Securities and Exchange Commission

Washington, D.C.

Re:

Mindesta, Inc. .

Annual Report on Form 10-K

Filed April 14, 2015

Current Report on Form 8-k

Filed September 11, 2014

File No. 000-30651

Dear Sir/Madam:

The following is filed in connection with the comment letter dated May 5, 2015.

The undersigned, on behalf of MINDESTA, INC. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer